SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

Dated: February 22, 2012

Commission File No. 001-34104

NAVIOS MARITIME ACQUISITION CORPORATION

85 Akti Miaouli Street, Piraeus, Greece 185 38

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

On December 29, 2011, Navios Maritime Acquisition Corporation (“Navios Acquisition”), through Antipsara Shipping Corporation, a wholly-owned subsidiary, entered into a term loan facility agreement (the “Facility Agreement”) of up to $28.125 million, to be drawn in two advances, with Norddeutsche Landesbank Girozentrale, as lender and agent, to partially finance the purchase price of one MR2 product tanker vessel. The facility is repayable in 32 quarterly installments of approximately $391,000, each with a final balloon payment of $15.625 million to be repaid on the last repayment date. The repayment starts three months after the delivery of the vessel. The maturity date is the earlier of (i) the date falling eight years after the drawdown date of Advance B (as defined in the Facility Agreement) and (ii) October 31, 2022. The loan bears interest at a rate of LIBOR plus (a) up to but not including the drawdown date of Advance B, 1.75% per annum; (b) thereafter until, but not including, the tenth repayment date, 2.5% bps per annum; and (c) thereafter 3.0% per annum. The loan also requires compliance with certain financial covenants. Among other events, it will be an event of default under the Facility Agreement if the financial covenants are not complied with or the number of shares of common stock controlled by Navios Maritime Holdings Inc., Angeliki Frangou and their respective affiliates, in the aggregate, is less than 30% of the then outstanding shares of common stock. The Facility Agreement is attached hereto as Exhibit 10.1 to this report on Form 6-K (this “Report”) and is incorporated herein by reference.

On December 29, 2011, Navios Acquisition, through Oinousses Shipping Corporation and Psara Shipping Corporation, its wholly-owned subsidiaries, entered into a term loan facility agreement (the “DVB Facility Agreement”) of up to $56.250 million (divided into two tranches of $28.125 million) with DVB Bank SE and Emporiki Bank of Greece S.A., to partially finance the purchase price of two MR2 product tanker vessels. Each tranche of the facility is repayable in 32 quarterly installments of approximately $391,000, each with a final balloon payment of $15.625 million to be repaid on the last repayment date. The repayment starts three months after the delivery of the respective vessel. The maturity date with respect to each tranche is the earlier of (i) the date falling eight years after the delivery date of the vessel which is being financed by that tranche and (ii) December 31, 2022. The loan bears interest at a rate of LIBOR plus (a) up to but not including the drawdown date of such advance, 1.75% per annum; (b) thereafter until, but not including, the tenth repayment date, 2.5% per annum; and (c) thereafter 3.0% per annum. The loan also requires compliance with certain financial covenants. Among other events, it will be an event of default under the DVB Facility Agreement if the financial covenants are not complied with or the number of shares of common stock controlled by Navios Maritime Holdings Inc., Angeliki Frangou and their respective affiliates, in the aggregate, is less than 30% of the then outstanding shares of common stock. The DVB Facility Agreement is attached hereto as Exhibit 10.2 to this Report and is incorporated herein by reference.

This Report is hereby incorporated by reference into the Navios Maritime Acquisition Corporation Registration Statements on Form F-3, File Nos. 333-151707, 333-169320 and 333-170896.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION

By:	/s/ Angeliki Frangou

Angeliki Frangou
Chief Executive Officer
Date: February 22, 2012

EXHIBIT INDEX

Exhibit No.	Exhibit
10.1	Term Loan Facility Agreement, of up to $28.125 million, dated December 29, 2011
10.2	Term Loan Facility Agreement, of up to $56.250 million, dated December 29, 2011

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